4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE REPAYS $12 MILLION SENIOR DEBT

UPDATES ON OUTCOME OF 2008 ANNUAL AND SPECIAL MEETING

WINNIPEG, Manitoba – (November 3, 2008) Medicure Inc. (TSX:MPH;), a cardiovascular focused, biopharmaceutical company, today announced the repayment of US$12 million in senior debt. The US$12 million is the remaining portion of the US$15.84 million term loan facility entered into in August 2006 with a syndicate of lenders, led by GE Canada Asset Finance Holding Company (formerly Merrill Lynch Capital Canada Inc.), and including Silicon Valley Bank and Oxford Finance Corporation, to finance Medicure’s acquisition of the U.S. marketing rights to AGGRASTAT®.

“The move to reduce our debt supports our ongoing cost containment efforts and allows us the flexibility to allocate more resources towards our growing AGGRASTAT® business,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Our commercial business is headed towards its fourth consecutive quarter of growth. We are very pleased with the current trajectory of our commercial business and will strategically look to add resources in order to sustain and build on its momentum.”

The Company also reports that all resolutions tabled, as per its management information circular, at the October 29, 2008 Annual and Special Meeting of Shareholders were passed - including the approval and ratification of amendments to the Company’s shareholder rights plan which extend the plan for an additional three years.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com